Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

Sale of Common Stock	(79,320)	39.6305	02/21/2025
Purchase of Common Stock	3,000	38.3241	02/21/2025
Sale of Common Stock	(34,080)	38.4667	02/21/2025
Purchase of Common Stock	12,500	37.7610	02/21/2025
Purchase of Common Stock	24,500	38.1497	02/24/2025
Sale of Common Stock	(30,000)	38.2650	02/24/2025